UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Diversicare Healthcare Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

255104101

(CUSIP Number)

August 30, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 255104101	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Central Funding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 725,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 725,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.86%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 255104101	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Steven F. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 725,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 725,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.86%
12	TYPE OF REPORTING PERSON (See Instructions) IN (Individual)

CUSIP No. 255104101	SCHEDULE 13G

Item 1(a)	Name of Issuer

Diversicare Healthcare Services, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1621 Galleria Boulevard Brentwood, TN 37027-2926

Item 2(a)	Name of Person Filing

Central Funding LLC (“Central”)

Steven F. White (together with Central, the “Reporting Persons”)

Item 2(b)	Address or principal business office or, if none, residence:

700 Chappell Road, Charleston, WV 25304

Item 2(c)	Citizenship

Central is organized under the laws of West Virginia

Mr. White is a citizen of the United States of America and a Resident of West Virginia

Item 2(d)	Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e)	CUSIP No.

255104101

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b) or 240.13(d)-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership

(a)	Amount beneficially owned:

Central and Mr. White are each deemed to be the beneficial owners of 725,000 shares of Common Stock

(b)	Percent of Class:

Central and Mr. White are each deemed to be the beneficial owner of
10.86% of the Issuer’s Common Stock

CUSIP No. 255104101	SCHEDULE 13G

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote - 0

(ii)	Shared power to vote or to direct the vote - 725,000

(iii)	Sole power to dispose or to direct the disposition of - 0

(iv)	Shared power to dispose or to direct the disposition of - 725,000

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2019

CENTRAL FUNDING LLC

By:	/s/Lawrence Pack
Name:	Lawrence Pack
Title:	Manager

STEVEN F. WHITE

/s/ Steven F. White
Steven F. White